Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Dagmar Röd
Telephone +49/89/20 30 07-773
Fax +49/89/20 30 07-772
E-mail Dagmar.Roed@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 04 January 2005

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Dominik Ahlers   Dagmar Röd

Enclosures

(1) 08 December 2004 Corporate Governance Declaration: Management Board's and Supervisory Board's Declaration on Compliance with the German Corporate Governance Code in accordance with § 161 German Stock Corporation Act

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Hypo Real Estate
HOLDING




Corporate governance

Management Board's and Supervisory Board's Declaration on Compliance with the German Corporate Governance Code in accordance with § 161 German Stock Corporation Act

Corporate Governance means responsible corporate management and control geared towards favourable long-term corporate development. As an internationally focussed group of companies, we attach utmost importance to responsible dealings with our shareholders, close and trusting cooperation within the Management Board and the Supervisory Board as well as between these executive bodies, and also transparent corporate communication.

In an ongoing process we determine how good corporate governance may be implemented within the framework of the Group's particular needs and demands. In 2004 we have intensively reviewed issues of corporate governance and strengthened it again. Due to our international focus not only do the international markets gain further importance but also and quite naturally the corresponding legal and ethical frameworks. In establishing an Audit Committee within our Supervisory Board for example we very much drew on the American ideas and models.

We welcome the intention in corporate governance research to stronger weigh the recommendations of the German Corporate Governance Code. The suggestion of individualised reports of executive officers' compensation is very rightly termed "critical", as compliance with this suggestion is generally very low. We regard transparency in this matter very much as a scrupulous merchant's duty towards the owners of the company, the shareholders, as well as towards our staff. We want to further improve transparency by documenting and commenting on deviations from suggestions of the Code as well.

We are not intent on joining the increasing trend towards positive listing of compliance and general good conduct, but rather stick to a concise documentation of corporate governance according to the "comply or explain" principle.

Along the lines just set out we issue the subsequent Declaration of Compliance in accordance with section 161 of the German Stock Corporation Act (AktG):

"Apart from the exceptions listed below, Hypo Real Estate Holding AG (the "Company") complies with the recommendations and suggestions of the Government Commission on the German Corporate Governance Code:

Code No. 2.3.3.
The Company does not follow the suggestion that the Company representative acting as a proxy for shareholders should be reachable during the Annual General Meeting. Naturally during the AGM there is a proxy who may be instructed by non-participating shareholders in advance and by participating shareholders during the meeting. However, real time instructions from non-participating shareholders make little sense without live coverage of the AGM on the internet or other media. Furthermore the Company would fear a possible source of flaws in the voting and decision-making process.

Code No. 2.3.4.

The Company does not follow the suggestion of live coverage of the AGM on the internet. Notwithstanding the high costs involved the company would fear losing the open nature of AGM discussions and, in case of technical trouble, discriminating shareholders participating over the internet.

Code No. 3.8.
The Company does not follow the recommendation of agreeing a deductible for a D&O policy. The D&O policy has a double function. Firstly it insures the Company itself against economic loss, secondly it limits the executive officers' exposure to personal liability. The Company places stronger emphasis on the first function and therefore abstains from agreeing a deductible.

Code No. 4.2.3.
The company for the time being does not follow the suggestion of long-term incentives containing risk elements. During the restructuring process of the Group suitable comparison parameters may not be reliably determined. The introduction of long-term incentives, however, is being discussed.

Code No. 5.1.2.
The Company does not follow the suggestion that for first time appointments the maximum possible appointment period of five years should not be the rule. The members of the current Management Board have been appointed for five years to provide for stability in the executive body of the Company. As a rule the appointment period should be shorter.

Code No. 5.4.4.
The Company does not follow the suggestion of election or re-election of members of the Supervisory Board at different dates and for different periods of office. The Company does not perceive a significant advantage in different periods of office, but fears additional expenses and loss of efficiency.

Code No. 5.4.5.
The Company does not follow the recommendation of a performance-related compensation for members of the Supervisory Board. Both the independence and neutrality in advising the Management Board and the exlusive orientation of supervision on the interests of the Company are best ensured by a fixed compensation.
Since the individual compensation of members of the Supervisory Board can easily be read from the Articles of Association, an individual and subdivided report in the Notes of the Consolidated Financial Statements are considered superfluous. Apart from the compensation set out in the Articles of Association and expense allowance no other advantages are being currently granted.

Munich, 8 December 2004

The Management Board The Supervisory Board